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                                                  File No.__________________


                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS


                        Filed under section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended



             WUHU SHAODA ELECTRIC POWER DEVELOPMENT COMPANY LIMITED
                        (Name of foreign utility company)


                               THE AES CORPORATION
    (Name of filing company, if filed on behalf of a foreign utility company)


ITEM 1.

         Foreign utility status is claimed by Wuhu Shaoda Electric Power Development Company Limited, ("Wuhu") located in Anhui Province, the People's Republic of China. Wuhu is the owner and operator of a 2x 125 MW coal-fired power plant and associated transmission facilities located near Wuxi City, Anhui Province. The second unit of this facility is scheduled to be completed in the second quarter of 1997.

         Wuhu is a 20 year, sino-foreign cooperative joint venture enterprise between China Power International Holdings Limited ("China Power"), Anhui Liyuan Electric Power Development Company Limited ("Anhui Limited"), Wuhu Energy Development Company Limited ("Wuhu Energy") and AES China Holding Company (L) Ltd. ("AES China Holding"). AES China Holding is a wholly owned subsidiary of AES China Generating Co. Ltd. ("AES Chigen"). Each party's respective ownership interest in Wuhu is as follows: (i) China Power, 45%, (ii) AES China Holding, 25%, (iii) Anhui Liyuan, 20%, and (iv) Wuhu Energy, 10%. The AES Corporation owns approximately 48% of AES Chigen's outstanding voting shares, with the rest being widely held. No domestic public-utility company or public utility holding company owns five percent or more of the outstanding shares of AES Chigen.

ITEM 2.

         Not Applicable.

EXHIBIT A

         Not Applicable.


         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.




                                        By: WILLIAM R. LURASCHI
                                            -------------------
                                            William R. Luraschi
                                            General Counsel
                                            The AES Corporation
                                            1001 N. 19th Street
                                            Arlington, Virginia  22209
                                            (703) 522-1315


Dated:     September 26, 1996